[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL J. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada





January 26, 2006



Mark P. Shuman
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         AMENDMENT FILED ON DECEMBER 9, 2005
         FILE NO. 333-128302

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 2 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated January 4, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT. DESPITE YOUR ASSERTION THAT CIRCULARS 11 AND 29 DO NOT AFFECT INVESTORS WHO ARE NOT CITIZENS OF CHINA, PLEASE EXPAND YOUR ANALYSIS TO INCLUDE A MORE DETAILED DISCUSSION OF HOW THE CIRCULARS MIGHT AFFECT YOUR BUSINESS AND HOLDINGS OF YOUR INVESTORS.

         RESPONSE: The State Administration of Foreign Exchange, or SAFE, published Circular 75 on October 21, 2005, which took effect on November 1, 2005, and on the same date, Circulars 11 and 29 were repealed. The purpose of Circular 75 is to regulate certain issues concerning the foreign exchange administration of the equity financing and return investment undertaken by residents of the People's Republic of China ("PRC") via overseas special purpose vehicles. Before Circular 75, Circular 11 required SAFE's approval in order for any PRC residents to directly or indirectly establish or obtain control of a foreign company. Under

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 2



         Circular 75, SAFE only requires PRC residents to register with SAFE rather than obtain SAFE's approval. Basically, Circular 75 does not affect the business of the Company nor does it affect all of the investors of the Company. It only affects the investors who are PRC residents and who, according to Circular 75, will have to comply with the proper foreign exchange registrations. Accordingly, we do believe that this has any impact on the Company.

2. PLEASE SPECIFICALLY DISCLOSE THE FACTUAL BASIS FOR AND THE CONTEXT OF ALL YOUR BELIEFS, UNDERSTANDINGS, ESTIMATES, AND OPINIONS. THIS PARTICULARLY PERTAINS TO YOUR DISCLOSURE OF ALL PROJECTIONS, STATISTICS, AND ASSERTIONS. UNLESS YOU CAN SUBSTANTIATE ON A REASONABLE BASIS ALL OF THE PROJECTIONS, STATISTICS AND ASSERTIONS THAT YOU CITE, PLEASE REMOVE THEM. TO THE EXTENT YOU RELY ON INDUSTRY ANALYSES, PLEASE DISCLOSE WHETHER THE SOURCE IS PUBLICLY AVAILABLE. IF THE SOURCE IS NOT AVAILABLE FOR NO OR NOMINAL CHARGE, THEN THE COMPANY MUST ADOPT THE INFORMATION AS THE COMPANY'S OWN OR PROVIDE A CONSENT FOR ITS USE. ALSO, SUPPLEMENTALLY PROVIDE THE STAFF WITH COPIES OF ALL SOURCES UTILIZED FOR YOUR DISCLOSURE OF STATISTICS. SOME EXAMPLES INCLUDE THE FOLLOWING. THIS IS NOT AN EXHAUSTIVE LIST.

            o   THE STATEMENTS AT THE BEGINNING OF THE THIRD PARAGRAPH ON PAGE
                10;
            o   THE LAST THREE SENTENCES OF THE FOURTH PARAGRAPH ON PAGE 10;
            o THE DISCLOSURE ON PAGE 14 REGARDING "INDUSTRY-LEADING ACCURACY RATES AND PERFORMANCE";
            o THE DISCLOSURE REFERENCING "PROVEN CAPABILITIES" IN THE LAST SENTENCE OF THE PARAGRAPH IMMEDIATELY PRECEDING THE "TI-FACE" SUBSECTION (PAGE 15);
            o   THE SECOND SENTENCE IN THE "BEST TECHNOLOGY" SUBSECTION ON PAGE
                17;
            o THE STATEMENT ON PAGE 17 THAT PROACCESS FACE ATTEND "GREATLY IMPROVES PAYROLL ACCURACY . . .";
            o THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE "CONSULTING" SUBSECTION (PAGE 21);
            o THE DISCLOSURE IN THE FINAL THREE SENTENCES OF THE FIRST PARAGRAPH OF THE "COMPETITION" SUBSECTION (PAGE 23).

         RESPONSE: The Company has revised most of the statements in the document to remove expressions of belief, understanding, estimates and opinion.

PROSPECTUS SUMMARY, PAGE 3

3. EXPLAIN WHY YOU BELIEVE THE ESTABLISHMENT OF A BVI COMPANY TO HOLD TITANIUM TECHNOLOGY WOULD MAKE IT EASIER FOR THE COMPANY TO ATTRACT INVESTMENT CAPITAL.

         RESPONSE:  Complied.  See page 18.

RISK FACTORS, PAGE 4

4. IN THE INTRODUCTORY PARAGRAPH, CLARIFY THAT YOU DISCLOSE ALL "MATERIAL" RISKS HERE.

         RESPONSE:  Complied.  See page 4.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 3



"WE DERIVE OVER HALF OF OUR REVENUES . . ." PAGE 5

5. WE NOTE YOUR REVISIONS TO OUR PRIOR COMMENT 11. TO THE EXTENT ANY OF THE FOUR CUSTOMERS THAT COMPRISED OVER 50% OF YOUR REVENUE FOR THE YEAR ENDED DECEMBER 30, 2004 ACCOUNTED FOR MORE THAN TEN PERCENT OF YOUR REVENUES IN THAT PERIOD, IDENTIFY THOSE PRINCIPAL CUSTOMERS.

         RESPONSE:   Complied.  See page 5.

DETERMINATION OF OFFERING PRICE, PAGE 9

6. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 16 YET YOU STILL DO NOT EXPLAIN WHY YOU DETERMINED TO OFFER THE SECURITIES AT A DISCOUNT TO THE EXERCISE PRICE OF THE OUTSTANDING COMMON STOCK PURCHASE WARRANTS. REVISE OR ADVISE.

         RESPONSE:   Complied.  See pages 9 and 10.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 11

7. WE REISSUE OUR PRIOR COMMENT 18. YOU SHOULD SUBSTANTIALLY EXPAND YOUR DISCLOSURE IN THIS SECTION TO DISCUSS THE EVENTS, TRENDS, RISKS, AND UNCERTAINTIES THAT MANAGEMENT VIEWS AS MOST CRITICAL TO THE COMPANY'S REVENUES, FINANCIAL POSITION, LIQUIDITY, PLAN OF OPERATIONS AND RESULTS OF OPERATION. IN AN EFFORT TO ASSIST YOU IN THIS REGARD, WE REFER YOU TO THE COMMISSION'S MOST RECENT MD&A INTERPRETIVE GUIDANCE SET FORTH IN RELEASE NO. 33-8350 (DECEMBER 29, 2003). THIS GUIDANCE IS INTENDED TO ELICIT MORE MEANINGFUL DISCLOSURE IN MD&A, WITH GENERAL EMPHASIS ON THE DISCUSSION OF KNOWN TRENDS, DEMANDS, COMMITMENTS, EVENTS AND UNCERTAINTIES, AND SPECIFIC GUIDANCE ON DISCLOSURES ABOUT LIQUIDITY, CAPITAL RESOURCES AND CRITICAL ACCOUNTING ESTIMATES. FOR EXAMPLE, YOUR INTRODUCTORY DISCLOSURE IN THIS SECTION SHOULD DISCUSS KEY TRENDS AND EVENTS THAT HAVE SPECIFICALLY AFFECTED YOUR COMPANY IN THE PAST AND THE CHALLENGES AND RISKS ON WHICH YOU ARE FOCUSED IN BOTH THE SHORT AND LONG TERM AS WELL AS THE STEPS YOU ARE TAKING TO ADDRESS THEM. YOUR DISCUSSION SHOULD HIGHLIGHT THE MOST IMPORTANT MATTERS ON WHICH YOU ARE FOCUSING IN EVALUATING YOUR SPECIFIC FINANCIAL CONDITION AND OPERATING PERFORMANCE.

         RESPONSE:   Complied.  See pages 11 through 18.

8. IN RESPONSE TO OUR PRIOR COMMENT NO. 22, YOU INDICATE THAT ALL DISCUSSIONS ARE PRESENTED IN BOTH US DOLLARS AND HK DOLLARS. HOWEVER, WE NOTE CERTAIN DISCLOSURES THAT DO NOT CONTAIN INFORMATION IN THE COMPANY'S REPORTING CURRENCY (HK$) (I.E., SUMMARY FINANCIAL INFORMATION, SELECTED FINANCIAL DATA, ETC.). AS PREVIOUSLY REQUESTED, REVISE THE FILING TO PRESENT ALL DISCUSSIONS IN THE REPORTING CURRENCY OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS (I.E., HK$). THE STAFF WILL NOT TAKE EXCEPTION TO PRESENTING DISCUSSIONS IN US$, IN ADDITION TO HK$.

         RESPONSE: Complied. Both currencies are presented in most discussions. In one or two areas, presentation is made only in Hong Kong dollars.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 4


GRANT AND SUBSIDY INCOME, PAGE 11

9. DISCLOSE THE DURATION OF YOUR AGREEMENTS WITH THE HONG KONG GOVERNMENT AND THE STEPS INVOLVED IN APPLYING AND RECEIVING THE REFERENCED FUNDING. HOW LONG IS THE COMPANY REQUIRED TO PAY THE 5% ROYALTY FEE ON THE GROSS REVENUE EARNED FROM ANY ACTIVITIES IN CONNECTION WITH THE PROJECT?

         RESPONSE:   Complied.  See pages 13 to 14.

RESULTS OF OPERATIONS

10. TELL US WHY YOU DELETED THE DISCLOSURE THAT SERVED AS THE BASIS FOR OUR PRIOR COMMENT 24 OR REPLACE THE DISCLOSURE AND REVISE YOUR DISCLOSURE IN ACCORDANCE WITH OUR PRIOR COMMENT.

         RESPONSE: Prior comment 24 pertained to an earlier statement about the Company no longer relying solely upon project-based or consultancy income. After consideration, this statement was deleted as the terminology was not consistent with the financial statements.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 13

11. WE NOTE FROM YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES THAT $117,949 OF SHAREHOLDER LOANS WERE INCLUDED IN 2003 OPERATING ACTIVITIES. EXPLAIN WHY SHAREHOLDER LOANS ARE INCLUDED IN OPERATING ACTIVITIES AS OPPOSED TO FINANCING ACTIVITIES AND HOW THIS PRESENTATION COMPLIES WITH SFAS 95. REVISE YOUR DISCUSSION AND CONSOLIDATED STATEMENTS OF CASH FLOWS IN YOUR ANNUAL AND INTERIM FINANCIAL STATEMENTS, AS NEEDED.

         RESPONSE: The Consolidated Statements of Cash Flows in our annual and interim financial statements have been revised. See pages F-3, FF-7 and FF-8.

12. IN YOUR DISCUSSION OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 YOU DISCLOSE THAT $182,051 WAS USED TO REPAY SHAREHOLDERS' LOANS. TELL US WHETHER YOU USED CASH TO REPAY THESE SHAREHOLDERS' LOANS OR WHETHER THE SHAREHOLDERS' FORGAVE THE LOANS AS DISCLOSED IN NOTE 5 TO YOUR INTERIM FINANCIAL STATEMENTS. REVISE YOUR DISCUSSION, AS NECESSARY, TO PROPERLY DISCLOSE THE NATURE OF THIS TRANSACTION AND THE IMPACT ON YOUR LIQUIDITY AND CAPITAL RESOURCES.

         RESPONSE:   Complied.  See page 17.

13. REVISE THE LIQUIDITY AND CAPITAL RESOURCES SECTION TO STATE CLEARLY WHETHER YOUR CURRENT AND AVAILABLE CAPITAL RESOURCES ARE SUFFICIENT TO FUND PLANNED OPERATIONS FOR A PERIOD OF NOT LESS THAN TWELVE MONTHS FROM THE DATE OF THE PROSPECTUS. TO THE EXTENT YOU DO NOT HAVE SUFFICIENT RESOURCES TO FUND PLANNED OPERATIONS FOR THE 12-MONTH PERIOD, STATE THE ESTIMATED DEFICIENCY IN DOLLAR TERMS AND DISCUSS HOW YOU PLAN TO ADDRESS THE DEFICIENCY. IN DISCUSSING YOUR EXPECTED LIQUIDITY NEEDS, PLEASE STATE THE EXTENT TO WHICH YOU ARE CURRENTLY USING FUNDS IN YOUR OPERATIONS ON A MONTHLY BASIS, AND INDICATE WHETHER THE EXPECTED RATE AT WHICH CAPITAL IS USED IN OPERATIONS OVER THE 12 MONTH PERIOD WILL VARY FROM THAT AMOUNT, BY HOW MUCH AND WHY. IN

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 5


         PREPARING THIS DISCLOSURE, CONSIDER THE EXTENT TO WHICH YOUR CURRENT LIABILITIES EXCEED CURRENT ASSETS AND EXPLAIN HOW YOUR NEED TO DISCHARGE CURRENT LIABILITIES WITHIN THE TWELVE MONTHS WILL IMPACT THE RATE AT WHICH YOU USE FINDS IN OPERATIONS AND YOUR NEED FOR CAPITAL.

         RESPONSE:  Complied.  See page 18.

14. WE REISSUE OUR PRIOR COMMENT 28. REVISE YOUR DISCUSSION TO FOCUS ON THE PRIMARY DRIVERS OF AND OTHER MATERIAL FACTORS NECESSARY TO UNDERSTANDING YOUR COMPANY'S CASH FLOWS. IN ADDITION, DISCUSS ALL KNOWN TRENDS, EVENTS OR UNCERTAINTIES, WHICH ARE REASONABLY LIKELY TO IMPACT FUTURE LIQUIDITY, AS NECESSARY. WE REFER YOU TO SECTION IV OF SEC RELEASE NO. 33-8350.

         RESPONSE:   Complied.  See pages 17 to 18.

15. EXPAND THE DISCLOSURE RELATING TO THE USES OF THE PROCEEDS GAINED FROM THE PRIVATE PLACEMENT OF THE COMPANY'S SECURITIES WHICH, WE NOTE, NETTED THE COMPANY APPROXIMATELY $535,000. DISCLOSURE THAT THE FUNDS ARE BEING USED FOR WORKING CAPITAL, LEGAL, ACCOUNTING, AND CORPORATE CONSULTING SERVICES FAILS TO PROVIDE INVESTORS WITH A MEANINGFUL EXPLANATION OF THE BUSINESS ACTIVITIES THAT ARE BEING FUNDED WITH THOSE OFFERING PROCEEDS.

         RESPONSE: Complied. Additional details have been provided. See page 17.

BUSINESS, PAGE 14

16. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION AND THROUGHOUT YOUR REGISTRATION STATEMENT TO CLARIFY THE CURRENT STATUS OF YOUR BUSINESS OPERATIONS, YOUR PROPRIETARY TECHNOLOGY, AND YOUR PRODUCTS/SERVICES. YOUR CURRENT DESCRIPTION OF YOUR BUSINESS COMPRISES A LARGELY PROMOTIONAL DISCUSSION OF HOW YOU BELIEVE YOUR PRODUCTS AND SERVICES WILL PROVIDE INNOVATIVE SOLUTIONS UTILIZING BIOMETRICS TECHNOLOGIES. YOUR DISCLOSURE, HOWEVER, IS VAGUE AND DOES LITTLE TO PROVIDE A POTENTIAL INVESTOR WITH A CLEAR SENSE OF THE COMMERCIAL FEASIBILITY OF YOUR PRODUCTS AND SERVICES AND THE ABILITY OF YOUR COMPANY TO SURVIVE IN THE SHORT AND LONG TERMS. YOUR DISCLOSURE IN THIS SECTION SHOULD BE SUBSTANTIALLY REVISED TO DESCRIBE CLEARLY YOUR COMPANY'S BUSINESS AND ITS PRODUCTS AND SERVICES IN THE MANNER REQUIRED BY ITEM 101 OF REGULATION S-K. DESCRIBE MORE SPECIFICALLY EACH ACTIVITY THAT IS ESSENTIAL TO THE FUNCTIONING AND DISTRIBUTION OF EACH OF YOUR PRODUCTS. DISCUSS THE EXTENT TO WHICH YOU HAVE MADE ARRANGEMENTS WITH THIRD PARTIES AND DESCRIBE THE SIGNIFICANT TERMS OF ALL MATERIAL ARRANGEMENTS WITH THE THIRD PARTIES YOU INTEND TO RELY UPON.

         RESPONSE: More specific disclosure about the number of licenses or installations has been provided in the table shown on pages 20 and 23. The Company has limited ability to disclose the identity of the customers who have purchased large systems, due to privacy concerns.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 6



BUSINESS DEVELOPMENT, PAGE 14

17. WHAT IS THE BASIS FOR YOUR BELIEF THAT YOU ARE A LEADING PROVIDER OF AUTOMATIC FACE RECOGNITION SYSTEMS AND OTHER BIOMETRIC AND SECURITY SOLUTIONS TO GOVERNMENTS, LAW ENFORCEMENT AGENCIES, GAMING COMPANIES, AND OTHER ORGANIZATIONS IF CHINA AND OTHER PARTS OF THE WORLD. REFER TO DISCLOSURE ON PAGE 14.

         RESPONSE: The sentence in question has been reworded to state that Titanium believes it is a leading provider since it has developed and sold systems to governments, law enforcement agencies, gaming companies, and other organizations. See page 18.

18. EXPAND THE DISCLOSURE RELATING TO YOUR DISTRIBUTION NETWORKS IN CHINA, AUSTRALIA, AND JAPAN.

         RESPONSE: Complied. This disclosure appears in the "Distribution and Markets" section. See page 25.

TI-FACE SDK 3.0 FOR WINDOWS, PAGE 16

19. PLEASE PROVIDE EXAMPLES OF THE CUSTOM APPLICATIONS THAT INDEPENDENT DEVELOPERS CAN BUILD USING TI-FACE SDK.

         RESPONSE:  Complied.  See page 20.

20. PLEASE PROVIDE THE STATUS OF THE LIP-MOVEMENT IDENTIFIER TECHNOLOGY. IF THIS DISCLOSURE IS CURRENTLY SPECULATIVE AND YOU HAVE NO PRESENT RESEARCH AND DEVELOPMENT UNDERWAY REGARDING THIS ASPECT OF YOUR OPERATIONS, PLEASE REMOVE THE DISCLOSURE.

         RESPONSE: Complied. Disclosure has been removed as there is no present research and development underway regarding this technology.

PRODUCTS, PAGE 16

21.      WE REISSUE OUR PRIOR COMMENT 32 AS IT PERTAINS TO THE FOLLOWING
         DISCLOSURE: "[B]OTH OF THEM HAVE WON BOTH LOCAL AND INTERNATIONAL
         PRIZES . . . ." ALSO, EXPLAIN THE SIGNIFICANCE OF THE SELECTION BY THE
         HKSAR GOVERNMENT AS ONE OF THE SUPPLIERS OF PC/LAN BULK TENDER IN CATEGORY C.

         RESPONSE: Reference to the awards has been deleted from this section, as the awards have been discussed elsewhere in the "Business" section. The disclosure regarding the HKSAR government PC/LAN bulk tender is located entirely in the "Distribution and Markets" section on page 25. The Company cannot provide disclosure about the competition for the contract that existed at the time, since this information is not available. The government keeps the selection process confidential to the public.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 7



22. WE NOTE THE TABULAR PRESENTATION ON PAGE 16. PLEASE ADD MORE SPECIFIC DISCLOSURE TO THE INFORMATION IN THE "STATUS" COLUMN. ADD SIMILAR APPROPRIATE DISCLOSURE TO THE TABLE ON PAGE 20.

         RESPONSE:   See the response to comment 16 above.

23. ON PAGE 17, DEFINE THE ACRONYMS "SOHO" AND "SME". TO MAKE YOUR DOCUMENT READILY UNDERSTANDABLE, REFRAIN FROM USING SPECIALIZED VOCABULARY OF THIS TYPE AND INSTEAD USE BRIEF DESCRIPTIVE PHRASES TO REFER TO THOSE CONCEPTS.

         RESPONSE: The acronyms have been replaced with their definitions: small office-home office and small to medium enterprises. See page 21.

24. YOUR DISCLOSURE REGARDING "CLEVER" SOFTWARE ON PAGE 17 IS NOT READILY UNDERSTANDABLE OR SUPPORTED. REVISE TO REPLACE STATEMENTS OF THIS NATURE WITH MEANINGFUL EXPLANATIONS THAT YOU CAN FACTUALLY SUPPORT.

         RESPONSE:  Complied.  See page 21.

25. EXPAND THE DISCLOSURE RELATED TO YOUR STATEMENT ON PAGE 20 THAT A PILOT PROJECT FOR THE PROFACER IDVR "HAS BEEN LAUNCHED IN GUANG XI PEOPLES' BANK OF CHINA AND GENERATED REVENUES."

         RESPONSE:  Complied.  See page 23.

DISTRIBUTION AND MARKETS, PAGE 21

26. PLEASE FILE THE DISTRIBUTION AGREEMENTS WITH THE ENTITIES IDENTIFIED IN THE FIRST PARAGRAPH OF THIS SUBSECTION AND DISCLOSE HERE THE MATERIAL TERMS OF THE AGREEMENTS. REFER TO OUR PRIOR COMMENT 79.

         RESPONSE: Complied. The Company's forms of Distributor Agreement and Reseller Agreement are filed as exhibits 10.9 and 10.10, respectively.

27. PLEASE PROVIDE MORE SPECIFIC DISCLOSURE WITH RESPECT TO THE FOLLOWING STATEMENT ON PAGE 22: "[W]E PROJECT THAT OUR CUSTOMER LIST WILL CONTINUE TO GROW AND SPAN THROUGH A VARIETY OF INDUSTRIES BASED ON OUR HISTORY TO DATE." CURRENTLY, YOUR DISCLOSURE IS TOO GENERAL.

         RESPONSE: The sentence has been deleted, as it did not add any significant disclosure for the investor.

28. WE REISSUE OUR PRIOR COMMENT 37 BECAUSE YOUR REVISED DISCLOSURE DOES NOT APPEAR TO EXPLAIN COMPREHENSIVELY YOUR DISTRIBUTOR BUSINESS. DESCRIBE THE TYPES OF SOFTWARE YOU DISTRIBUTE AND REVISE TO BETTER EXPLAIN YOUR RELATIONSHIPS WITH LARGE VENDORS SUCH AS MICROSOFT AND NOVELL. DO

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 8



         YOU BUY SOFTWARE FROM THESE VENDORS TO DISTRIBUTE IN HONG KONG OR DO YOU DISTRIBUTE SOFTWARE TO THESE VENDORS?

         RESPONSE:  Complied.  See page 25.

MANAGEMENT, PAGE 25

OFFICERS, DIRECTORS, AND KEY EMPLOYEES, PAGE 25

29. WE NOTE DISCUSSION ON YOUR WEBSITE OF THE ROLES AND RESPONSIBILITIES OF MESSRS. WONG AND LO. EXPLAIN WHY THESE INDIVIDUALS SHOULD NOT BE IDENTIFIED AS SIGNIFICANT EMPLOYEES FOR WHICH APPROPRIATE ITEM 401 DISCLOSURE WOULD BE REQUIRED. ALSO, EXPLAIN WHETHER THESE PERSONS ARE "EXECUTIVE OFFICERS" WITHIN THE MEANING OF RULE 405.

         RESPONSE: Both Messrs. Wong and Lo are identified in this section. See pages 29 and 30.

30. WIT RESPECT TO MR. MA'S EXPERIENCE, PLEASE DISCLOSE THE BUSINESS NATURE OF EBIZ INCUBATION CO., LTD. AND BALL ASIA PACIFIC LTD.

         RESPONSE:  Complied.  See page 29.

31. PLEASE EXPAND THE DISCLOSURE RELATED TO PROF. STAN LI'S ROLE AS A RESEARCHER AT MICROSOFT RESEARCH ASIA.

         RESPONSE:  Complied.  See pages 29 and 30.

CONFLICTS OF INTEREST, PAGE 26

32. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 41 YET WE STILL BELIEVE THAT POTENTIAL CONFLICTS OF INTEREST MAY ARISE AS A RESULT OF MANAGEMENT'S SEVERAL BUSINESS AFFILIATIONS. PLEASE ADD DISCLOSURE ADDRESSING THE MECHANISMS MANAGEMENT HAS IN PLACE TO MINIMIZE ALL POTENTIAL CONFLICTS. ADDITIONALLY, WE REISSUE THE LATTER PORTION OF OUR PRIOR COMMENT 41BECAUSE WE CANNOT LOCATE YOUR REVISIONS TO THE RISK FACTORS SECTION WHERE WE ASKED FOR DISCLOSURE ADDRESSING THE RISKS ASSOCIATED WITH MANAGEMENT'S ABILITY TO ENGAGE IN COMPETING BUSINESSES AS WELL AS THE RISKS ATTENDANT TO THE LACK OF RIGHTS OF FIRST REFUSAL PERTAINING TO POTENTIAL BUSINESS OPPORTUNITIES. REVISE OR ADVISE.

         RESPONSE: Additional disclosure has been added pertaining to certain provisions present in employment agreements with members of management. See pages 30 to 31.

         The last risk factor, entitled "Investors in the company could be harmed if management should engage in competing businesses" was added in response to prior comment 41.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 9



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29

33. GIVEN THE DISCLOSURE CONTAINED IN FOOTNOTES (3) AND (4) TO THE BENEFICIAL OWNERSHIP TABLE CONTAINED IN THE INITIAL FORM S-1, WE DO NOT FOLLOW THE CURRENT DISCLOSURE REGARDING THE BENEFICIAL OWNERSHIP OF THE 37,835,000 SHARES IDENTIFIED IN THE TABLE. PLEASE CLARIFY FOR US THE OWNERSHIP RELATIONSHIPS BETWEEN THE SHARES IDENTIFIED AND THE FOLLOWING ENTITIES AND/OR PERSONS: GOLDEN MASS TECHNOLOGIES, LTD.; GOLDEN EMPEROR INVESTMENTS LTD.; GOLDFORD BUSINESS INC.; CHRISTINE LA; JOHNNY NG; HUMPHREY CHEUNG, BILLY TANG; ERIC WONG; HONG TAI HOLDINGS CO. LTD., PATRICK LO. IDENTIFY THE NATURAL PERSONS WHO EXERCISE SOLE OR SHARED VOTING AND INVESTMENT POWER OVER THOSE SHARES AND PRESENT THE INFORMATION SO THAT THE BENEFICIAL OWNERSHIP IS EXPRESSED IN A CONCISE AND UNDERSTANDABLE MANNER.

         RESPONSE: The disclosure contained in the initial Form S-1 was based on ownership percentages of various entities. The disclosure contained in the amended registration statement is based on an analysis of who actually has the right to vote or dispose of the securities. Item 403 of Regulation S-K states that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act. Rule 13d-3 bases beneficial ownership on the right to vote and/or dispose of the shares.

         Golden Mass Technologies, Ltd. is the holder of record of 37,835,000 shares. Golden Mass is 51% owned by Golden Emperor Investments Ltd., a BVI company ("Golden Emperor"). Golden Emperor is 80% owned by Goldford Business Inc., a BVI company ("Goldford") and 20% owned by Ms. Christine Lau. Goldford is 100% owned by Mr. Ng. Accordingly, Mr. Ng effectively has the sole voting and dispositive power as to the shares owned of record by Golden Mass.

         The following own the remaining 49% of Golden Mass: Billy Tang (19%), Humphrey Cheung (19%), Hong Tai Holdings Co. Ltd. (10%), and Patrick Lo (1%). Eric Wong and his wife own 100% of Hong Tai Holdings Co. Ltd.

         While neither Humphrey Cheung nor Billy Tang have any voting or dispositive power over the shares owned of record by Golden Mass, their indirect interest has been noted in the footnotes. See page 34.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 30

34. WE REISSUE OUR PRIOR COMMENT 45. REVISE TO DESCRIBE THE NATURE OF THE GOODS SOLD TO ERICORPS CREATION.

         RESPONSE:  Complied.  See page 34.

35. WE REISSUE OUR PRIOR COMMENT 46. REVISE TO QUANTIFY THE AMOUNT OF ANNUAL COMPANY SECRETARY FEES THAT TITANIUM GROUP PAYS FOR ON BEHALF OF GOLDEN MASS TECHNOLOGIES. ALSO, EXPLAIN THE REASONS WHY THE COMPANY IS PAYING THESE FEES.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 10


         RESPONSE:  Complied.  See page 34.

36. PLEASE QUANTIFY THE AMOUNT OF FUNDS THAT ARE PAID TO HUMPHREY CHEUNG FOR THE PURPOSES OF SUBSIDIZING YOUR SUBSIDIARY IN THE PRC.

         RESPONSE:  Complied.  See page 34.

37. THE TABLES ON PAGE 30 DO NOT IDENTIFY THE PARTIES TO THE TRANSACTIONS AND THEREFORE PROVIDE LITTLE CONTEXT TO THE RELATED PARTY TRANSACTIONS DISCLOSURE. REVISE TO IDENTIFY THE RELATED PARTIES AND THE TRANSACTIONS GIVING RISE TO THE AMOUNTS DISCLOSED IN THE TABLES. WE ALSO REISSUE A PORTION OF OUR PRIOR COMMENT 47. REVISE TO EXPLAIN MORE CLEARLY THE CURRENT STATUS OF THE TRANSACTIONS.

         RESPONSE:  Complied.  See page 35.

SELLING SHAREHOLDERS, PAGE 38

38. PLEASE DISCLOSE ANY FAMILIAL RELATIONSHIPS BETWEEN THE SELLING SHAREHOLDERS.

         RESPONSE:  Complied.  See pages 44 to 46.

PLAN OF DISTRIBUTION, PAGE 41

39. WE NOTE YOUR DISCLOSURE THAT THE COSTS ASSOCIATED WITH REGISTRATION ARE $25,000. IN PART II, YOU DISCLOSE THAT EXPENSES ASSOCIATED WITH ISSUANCE AND DISTRIBUTION ARE $105,000. PLEASE RECONCILE.

         RESPONSE:  Complied.  The amount on page 47 has been revised.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-3

40. WE NOTE YOU PRESENTED REPAYMENT OF SHAREHOLDERS' LOAN AS A FINANCING ACTIVITY. CONSIDERING YOUR DISCLOSURE IN NOTE 5 THAT THE SHAREHOLDERS FORGAVE THEIR LOANS, THE ACTIVITY RELATING TO SHAREHOLDER LOANS WOULD APPEAR TO BE A NON-CASH TRANSACTION. IF IT IS A NON-CASH TRANSACTION, REVISE YOUR CONSOLIDATED STATEMENT OF CASH FLOWS TO DISCLOSE THIS INFORMATION SUPPLEMENTALLY AS OPPOSED TO CASH USED IN FINANCING ACTIVITIES. FURTHER TELL US WHERE YOU HAVE REPORTED THE AMOUNT THAT OFFSETS REPAYMENT OF SHAREHOLDERS' LOAN WITHIN YOUR CASH FLOW STATEMENT. WE REFER YOU TO PARAGRAPH 32 OF SFAS 95.

         RESPONSE: See the revised Statements of Cash Flows for both the annual and interim financial statements. Initially, the Company has applied the amount due to related parties and shareholders' loan to offset the amount due from related parties. The remaining balance was then credited to the equity as additional paid-in capital. These transactions have

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 11


         affected the recognized assets and liabilities but do not result in cash receipts or cash payment. Accordingly, the Company has revised the Statements of Cash Flows by disclosing these transactions as a supplementary note to the Statements of Cash Flows. Management believes that this information is properly disclosed in accordance with paragraph 32 of SFAS 95.

PRIOR COMMENT NO. 56 - NOTE 3.  AMOUNT DUE FROM RELATED PARTIES, PAGE F-4

41. YOUR RESPONSE TO PRIOR COMMENT NO. 56 INDICATES THAT $1,043,714 WAS NOT ELIMINATED IN CONSOLIDATION AS IT REPRESENTS "CASH ADVANCED TO DIRECTORS" AND "CASH ADVANCED TO A SHAREHOLDER." BASED ON DISCLOSURES IN THE FILING, IT APPEARS THE MAJORITY OF THIS AMOUNT RELATES TO "CASH ADVANCED TO DIRECTORS." IN ADDITION, BASED ON YOUR DISCLOSURE ON PAGE FF-16, IT DOES NOT APPEAR THAT THE MAJORITY OF MONIES ADVANCED TO YOUR DIRECTORS HAVE BEEN REPAID. CONSIDERING YOUR RESPONSE TO PRIOR COMMENT NUMBER 55, THAT THE ADVANCE TO A DIRECTOR IS PERFORMED SO THAT THE DIRECTOR MAY PHYSICALLY DELIVER THE FUNDS TO SAVE TIME, CLARIFY WHY THESE AMOUNTS WOULD BE OUTSTANDING FOR A SIGNIFICANT PERIOD OF TIME.

         RESPONSE: The reasons for the surplus balance kept in the hands of Humphrey Cheung is to keep extra cash on hand for emergency use in China. It is a common practice for a small private equity to have its responsible officer in charge hold cash under his own name, for easy administration and treasury control purposes. It was just incidental that such a balance existed at the end of December 31, 2004.

FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

PRIOR COMMENT NO 57 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE FF-1

42. WE UNDERSTAND FROM YOUR RESPONSE THAT ZHONG YI HAS BEGUN THE CREDENTIALING PROCESS WITH THE OFFICE OF THE CHIEF ACCOUNTANT. PLEASE ADVISE US WHEN ZHONG YI HAS COMPLETED THE PROCESS. AS NOTED IN OUR PRIOR COMMENT NO. 57, WE MAY BE UNABLE TO COMPLETE OUR REVIEW AND ACCEPT THE REPORT OF ZHONG YI UNTIL THE FIRM HAS COMPLETED THE CREDENTIALING PROCESS.

         RESPONSE: Zhong Yi has reported to the Company that it believes it has submitted all the requested information to the Office of the Chief Accountant and is awaiting comments and/or a request for further information.

PRIOR COMMENT NO 59 - CONSOLIDATED STATEMENTS OF INCOME, PAGE F-2 AND FF-4

43. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 59 AND REVISIONS TO THE COMPANY'S CONSOLIDATED STATEMENT OF INCOME TO PRESENT PROJECT REVENUES AND MAINTENANCE REVENUES SEPARATELY. IF PROJECT REVENUES INCLUDE BOTH PRODUCTS AND SERVICES, EXPLAIN WHY THEY HAVE NOT BEEN PRESENTED SEPARATELY PURSUANT TO RULE 5-03 OF REGULATION S-X. ALSO, TELL US THE PRODUCTS AND SERVICES INCLUDED IN PROJECT REVENUES.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 12



         RESPONSE: Rule 5-03 of Regulation S-X requires that a registrant will have to state separately in its income statement:

         (a) Net sales of tangible products (gross sales less discounts, returns and allowances);
         (b)  Operating revenues of public utilities or others;
         (c)  Income from rentals;
         (d)  Revenues from services; and
         (e)  Other revenues.

         The Company's customers generally order the products together with the consultancy services for all the system design, customization and implementation work. The Company determines that the project revenue contract has multiple elements. When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

         The Consolidated Statements of Income have been revised to present project revenue separately by products and services. See page F-2 and FF-4.

PRIOR COMMENT NO. 62 - NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE FF-10

44. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 62. REVISE YOUR NOTES TO DISCLOSE ALL ENTERPRISE-WIDE INFORMATION PURSUANT TO PARAGRAPHS 36 THROUGH 39 OF SFAS 131, SUCH AS MAJOR CUSTOMERS. IN THIS REGARD WE NOTE DISCLOSURE ON PAGE 22 OF YOUR FILING THAT BEACON BASE SOFTWARE LTD. AND INFORMATION SECURITY ONE ACCOUNTED FOR 13.32% AND 21.02% OF REVENUES, RESPECTIVELY, IN FISCAL 2004. REVISE TO DISCLOSE THIS IN YOUR FINANCIAL STATEMENT NOTES PURSUANT TO PARAGRAPH 39 OF SFAS 131. ALSO IF YOU HAVE ANY CONCENTRATIONS, SUCH AS RECEIVABLES DUE FROM ONE CUSTOMER, DISCLOSE THIS INFORMATION WITHIN YOUR FINANCIAL STATEMENT NOTES PURSUANT TO SO P 94-6.

         RESPONSE:   Complied.  See the additional disclosure in note 2.

PRIOR COMMENT NO. 66 - REVENUE RECOGNITION, PAGE FF-11

45. YOUR RESPONSE DOES NOT ADDRESS YOUR ACCOUNTING FOR MULTIPLE-ELEMENT ARRANGEMENTS. TELL US AND REVISE THE FILING TO DISCLOSE THE ELEMENTS INCLUDED IN MULTIPLE-ELEMENT ARRANGEMENTS AND HOW YOU ALLOCATE THE ARRANGEMENT FEE TO EACH ELEMENT. EXPLAIN HOW YOU DETERMINE VSOE FOR EACH ELEMENT (SOFTWARE, NEW PRODUCT INTRODUCTIONS, MAINTENANCE, HARDWARE, SERVICES, TRAINING, ETC.) AND WHETHER THE RESIDUAL METHOD IS APPLIED. REFER TO SOP 97-2, SOP 98-9, EITF 00-21 AND EITF 03-5. WE MAY HAVE FURTHER COMMENTS BASED ON YOUR RESPONSE.

         RESPONSE:  Complied.  See the additional disclosure in Note 2.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 13



46. WE NOTE FROM YOUR RESPONSE THAT CUSTOMERS ARE REQUESTED TO SETTLE THE OUTSTANDING AMOUNT WITHIN THE CREDIT TERMS AS GRANTED IN THE CONTRACT. TELL US YOUR NORMAL PAYMENT TERMS AND HOW EXTENDING PAYMENT BEYOND THOSE TERMS IMPACTS YOUR REVENUE RECOGNITION FOR SOFTWARE AND OTHER PRODUCTS.

         RESPONSE: The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The normal credit term is between 60 to 90 days. Past due customers are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

47. BASED ON DISCLOSURES IN THE FILING, IT APPEARS THAT THE COMPANY ALSO ENGAGES IN THE "DEVELOPMENT OF PRODUCTS UTILIZING LICENSING TECHNOLOGY" AND "PROJECT CONSULTING" (YOUR PAGE 15), AND "SECURITY SERVICES" AND "SYSTEM DEVELOPMENT" (YOUR PAGE 21), IN ADDITION TO THE LICENSING OF TECHNOLOGY. YOUR RESPONSE TO OUR PRIOR COMMENT NO. 66 DOES NOT ADDRESS YOUR ACCOUNTING FOR THESE ARRANGEMENTS. TELL US AND REVISE THE FILING TO CLARIFY THE NATURE OF THE SERVICES PERFORMED UNDER THESE ARRANGEMENTS. IF YOUR ONLY SERVICES RELATE TO INSIGNIFICANT SOFTWARE MODIFICATION ASSOCIATED WITH LICENSED TECHNOLOGY, ENSURE THAT THE FILING IS REVISED TO CLARIFY THIS. IF THE COMPANY DOES ENGAGE IN THE "DEVELOPMENT OF PRODUCTS UTILIZING LICENSING TECHNOLOGY" AND "PROJECT CONSULTING" APART FROM AN INSIGNIFICANT MODIFICATION OF THE LICENSED TECHNOLOGY, TELL US AND REVISE THE FILING TO CLARIFY THE COMPANY'S ACCOUNTING FOR THESE ARRANGEMENTS. CITE THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING.

         RESPONSE: The Company provides consulting services to its customers primarily in connection with implementation and use of the products. Revenue on time and material services is recognized as the services are rendered. Expenses on all services are recognized when the costs are incurred.

         The Company entered into contracts with customers who require the production of tailor-made facial recognition solutions. Under these contracts, the first element usually consists of hardware, system design, implementation and training, which is accounted for as equipment and related executory services in accordance with SFAS No.
         13. The second element consists of customized software which is accounted for as a long-term contract in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," on a unit of delivery method of measurement. Nonperformance of training, consumables management and support services would prevent receipt of payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the function of the products. Revenue on these contracts under EITF 00-21 is earned based on, and is contingent upon, the full function of the products. Due to the contingent performance of function of the products, the Company defers revenue recognition for the system design and installation phase of such contracts, including customized software and equipment, and recognizes revenue when a user acceptance certificate is obtained.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 14



PRIOR COMMENT NO. 68 - REVENUE RECOGNITION, PAGE FF-11

48. WE NOTE FROM YOUR RESPONSE TO OUR PRIOR COMMENT NO. 68, THAT REVENUE IS RECOGNIZED FOR SALES TO DISTRIBUTORS AT THE TIME WHEN PRODUCTS ARE DELIVERED. TELL US WHETHER YOU GRANT PCS TO RESELLERS, AND IF SO, HOW YOU ALLOCATE THE ARRANGEMENT FEE TO PCS AND OTHER ELEMENTS. WE REFER YOU TO PARAGRAPH 62 OF SOP 97-2.

         RESPONSE:  Complied.  See the revised disclosure contained in Note 2.

49. REVISE THE FILING TO INCLUDE A SUMMARIZED DISCUSSION OF THE COMPANY'S REVENUE RECOGNITION POLICY FOR LICENSED SOFTWARE SALES AND SALES TO DISTRIBUTORS AS PROVIDED TO THE STAFF IN RESPONSE TO PRIOR COMMENTS NUMBER 66 AND 68.

         RESPONSE:  Complied.  See the revised disclosure contained in Note 2.

PRIOR COMMENT NO. 69 - RESEARCH AND DEVELOPMENT COSTS, PAGE FF-11

50. WE NOTE THAT THE COMPANY RECORDED $0 IN RESEARCH AND DEVELOPMENT EXPENSE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND FOR THE 9 MONTH PERIOD ENDING SEPTEMBER 30, 2005. BASED ON YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 69, THE COMPANY DEVELOPED FOUR ADDITIONAL MODULES FOR PROACCESS AND PROFACER DURING 2004 AND 2005. CLARIFY FOR US, WHY IT IS REASONABLE THAT NO AMOUNTS HAVE BEEN RECORDED TO RESEARCH AND DEVELOPMENT EXPENSE RELATING TO THESE MODULES.

         RESPONSE: The Company devoted substantial resources in developing the market rather than performing research and development of its products during the year ended December 2004 and the nine-month period ended September 30, 2005. As a result, no research and development costs were recognized as expense for the periods concerned.

         The product development costs in relation to ProAccess FaceOK, ProAccess FaceGuard, ProFacer iDVR and ProFacer iWatchGuard were capitalized as intangible assets for the years ended December 31, 2003 and December 31, 2004 and nine months ended September 30, 2005 in the amounts of $1,185,678, $2,022,379 and $147,600, respectively.

PRIOR COMMENT NO. 70 - RESEARCH AND DEVELOPMENT COSTS, PAGE FF-11

51. WE NOTE YOU REVISED THE CONSOLIDATED STATEMENTS OF INCOME TO RECLASSIFY AMORTIZATION FROM OPERATING EXPENSES TO COST OF SALES. IT APPEARS THAT YOUR GROSS MARGINS AND GROW PROFIT PERCENTAGE DECREASED SIGNIFICANTLY FOR EACH YEAR PRESENTED AS A RESULT OF THE RECLASSIFICATIONS. CONSIDERING THIS, TELL US WHY YOU HAVE NOT IDENTIFIED YOUR FINANCIAL STATEMENTS AS RESTATED, DISCLOSED THE IMPACT OF THE RESTATEMENT IN THE RELATED NOTES AND WHY THE AUDITOR'S OPINION DOES NOT REFER TO THE RESTATEMENT. IN YOUR RESPONSE, TELL US HOW YOU ASSESSED THE MATERIALITY OF THE RESTATEMENT TO YOUR FINANCIAL STATEMENTS. WE REFER YOU TO APB 20, AU 561.06 AND SAB TOPIC 1M.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 15



         RESPONSE: The financial statements have now been identified as restated and note 13. Restatement of Financial Statement has been added. The auditor's opinion has been amended to refer to this restatement.

PRIOR COMMENT NO. 71 - GRANT AND SUBSIDY INCOME, PAGE FF-11

52. WE NOTE FROM YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 71, THAT GOVERNMENT GRANTS ARE CONSIDERED OTHER INCOME AS OPPOSED TO AN OFFSET TO RESEARCH AND DEVELOPMENT EXPENSE AS "IN RARE CIRCUMSTANCES, THE COMPANY WOULD HAVE TO PAY THE GOVERNMENT IN FULL IF THE COMPANY COULD NOT REACH AN AGREEMENT WITH THE GOVERNMENT REGARDING THE PROGRESS OF THE CONTRACT." YOUR RESPONSE DOES NOT APPEAR TO SUPPORT THE COMPANY'S ACCOUNTING. EXPLAIN THE SIGNIFICANT NATURE AND TERMS OF GRANTS RECEIVED FROM THE GOVERNMENT AND WHY, AS NOTED IN YOUR RESPONSE, THEY ARE NOT THE SAME NATURE AS RESEARCH AND DEVELOPMENT COSTS. FURTHER TELL US HOW YOU CONSIDERED PARAGRAPHS 72 AND 73 OF SOP 97-2 IN ACCOUNTING FOR GOVERNMENT GRANTS. ALSO PROVIDE THE AUTHORITATIVE LITERATURE THAT SUPPORTS THE COMPANY'S ACCOUNTING FOR GOVERNMENT GRANTS RECEIVED.

         RESPONSE: Please see the detailed additional disclosure provided on pages 13 and 14 in response to Comment 9 above.

         We refer you to paragraph 73 of SOP 97-2, which states that if technological feasibility has not been established prior to the vendor's entering into the arrangement, SFAS 68 applies. Under SFAS 68, proceeds received from the arrangement are considered either (1) a liability on the part of the vendor, with the vendor's repaying the funding party (or parties) or (2) an agreement that the vendor will perform contractual services, from which revenue will be derived. If the vendor is obligated to repay any of the funding, regardless of whether the research and development has any future economic benefit, the funding should be treated as a liability until the software is delivered and the research and development costs expensed as incurred. If there is no repayment provision or repayment depends solely on the results having a future benefit (i.e., as a royalty based solely on future sales of the developed product), the vendor should record the funding as revenue (or offset it to research and development expenses) when it is earned, generally by using contract accounting. If the vendor does not have the right to use the results of the funded software development arrangement and the financial risk associated with the arrangement rests with the funding parties, these facts clearly indicate that the arrangement should be treated as a service contract and revenue would be recognized as performed. In determining the nature of the arrangement, vendors should consider their contractual obligations, as well as other facts and circumstances.

         Based on the Company's understanding of the above guidance, the Company has concluded that the current accounting treatment is appropriate.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 16



PRIOR COMMENT NO. 73 - NOTE 6 - LONG TERM BORROWINGS, PAGE FF-16

53. WE NOTE FROM YOUR RESPONSE TO OUR PRIOR COMMENT NO. 73 THAT THE SHAREHOLDER HAS VERBALLY COMMITTED NOT TO CALL THEIR LOAN FOR TWO YEARS. TELL US WHETHER THE SHAREHOLDER HAS THE RIGHT TO CALL OR DEMAND PAYMENT OF THEIR LOAN WITHIN TWELVE MONTHS FROM THE BALANCE SHEET DATE. IF THEY DO NOT HAVE THE RIGHT TO CALL OR DEMAND PAYMENT OF THE LOAN, EXPLAIN HOW YOU MADE THIS DETERMINATION CONSIDERING IT APPEARS NO WRITTEN AGREEMENT EXISTS. IN ADDITION TELL US HOW YOU CONSIDERED SFAS 78 IN DETERMINING THE LONG-TERM CLASSIFICATION FOR SHAREHOLDER LOANS.

         RESPONSE: Although there was no written agreement available for loans from shareholder, the shareholders' verbal agreement was considered a valid contract under the Hong Kong common law system. In addition, the auditors have requested the shareholder to provide a written representation to them for substantiating that the shareholder will not call the loan within the next 12 months from the balance sheet date.

         In accordance with SFAS 78, a payable/loan is to be classified as a current liability unless one of the following conditions is met:

         1. The creditor has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

         2. For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.

         The Company believes it meets the first condition, so the loan is classified as a long-term liability. Although there was no written loan agreement in existence, the written representation from the shareholder to the auditors would make it evident that the shareholder has waived its right to demand repayment from the Company for more than one year from the balance sheet date. Therefore, the Company believes that the existing classification of loans from shareholder is appropriate and properly disclosed.

PRIOR COMMENT NO. 75 - NOTE 7, COMMON STOCK, PAGE FF-17

54. WE NOTE THAT YOU BELIEVE EITF 00-19 DOES NOT APPLY TO YOUR OUTSTANDING WARRANTS. THE CONSENSUSES IN EITF 00-19 ARE TO BE APPLIED TO ALL FREESTANDING DERIVATIVE FINANCIAL INSTRUMENTS (I.E., WARRANTS) THAT ARE INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK. AS PREVIOUSLY REQUESTED, EXPLAIN TO US HOW YOU HAVE CONSIDERED EITF 00-19 IN DETERMINING THAT THE WARRANTS ISSUED IN CONNECTION WITH THE PRIVATE PLACEMENT SUBSEQUENT TO THE BALANCE SHEET DATE SHOULD BE CLASSIFIED AS EQUITY. TELL US HOW YOUR CLASSIFICATION COMPLIES WITH PARAGRAPH 8 OF EITF 00-19.

         RESPONSE: The Company believes that the fair value of the warrants issued to purchasers of its unit offering of securities would be classified as equity based on information provided in paragraph 8 of EITF 00-19. Specifically, "Contracts that require physical settlement" should

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 17



         be classed as equity. None of the additional circumstances listed in paragraphs 12 through 32 of the Task Force consensus apply.

         The Company has estimated the fair value of the warrants as of the date of the private placement using a Black-Scholes model with the following assumptions:

         ----------------------------------------------------------------
         Stock Price                                             $ 0.20
         ----------------------------------------------------------------
         Exercise Price                                          $ 0.50
         ----------------------------------------------------------------
         Term in days                                            540
         ----------------------------------------------------------------
         Volatility                                              20.0%
         ----------------------------------------------------------------
         Annual Rate of Quarterly Dividends                      0.0%
         ----------------------------------------------------------------
         Discount Rate = Bond Equivalent Yield                   4.5%
         ----------------------------------------------------------------

         Estimates used for expected term and volatility were based on guidance provided in Staff Accounting Bulletin #107.

         The aggregate estimated fair value of the 3,000,000 common stock purchase warrants issued in connection with the private offering is less than $100. Consequently, the Company does not propose to separately identify the warrants as a component of its stockholders' equity.

PRIOR COMMENT NO. 77 - NOTE 8. INCOME TAXES, PAGE FF-17

55. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 77 AND YOUR COMPUTATION OF DEFERRED TAXES RELATING TO PROPERTY AND EQUIPMENT. PROVIDE US YOUR ANALYSIS SUPPORTING THE COMPANY'S DETERMINATION THAT UNRECORDED DEFERRED TAX ASSETS, LIABILITIES AND EXPENSE ARE NOT MATERIAL TO YOUR FINANCIAL STATEMENTS, SPECIFICALLY YOUR CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF OPERATIONS FOR ALL ANNUAL AND INTERIM PERIODS PRESENTED. WE REFER YOU TO SAB 99.

         RESPONSE: SAB 99 provides the guidance in applying materiality thresholds to the preparation and audit of financial statements filed with the SEC. The combined effect of uncorrected misstatements on various financial statement components (amounts, subtotals, or totals) must be compared to the amount that the auditor considers material to the financial statements taken as a whole. Different levels of materiality for different amounts, subtotals, or totals; qualitative considerations; and risk of further misstatement must also be considered. As a rule of thumb, a numerical threshold, such as 5%, is used as an initial step in assessing materiality.

         As noted in the response to the prior comment 77, the impact of the temporary difference to the financial statements as a whole is immaterial and not significant. Set forth below is an analysis of the impact of temporary differences to net income, revenue and net assets of the Company for the years ended 2004, 2003 and 2002.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 18



                                                                        2004             2003              2002
                                                                        ----             ----              ----
                                                                        HKD               HKD               HKD
        Tax effect on temporary differences at
          respective statutory tax rates                               21,208            15,381            9,176
                                                                ===================================================
        Percentage to net income before provision for
          income taxes and minority interest                            1.00%            28.99%            1.50%

        Percentage to revenue                                           0.33%             0.35%             .22%

        Percentage to net assets                                        0.37%             0.39%            0.36%

         So from a quantitative perspective, the amount of cumulative timing difference is immaterial and insignificant.

         We have also established a quantitative threshold for materiality, which involves assessing (1) the effect on other financial statement components; (2) the effect on trends, especially trends in profitability; (3) the significant of the financial statement element or portion of the Company's business affected by the misstatement; (4) the effect on compliance; (5) the existence of statutory or regulatory requirements affecting materiality thresholds; (6) the effect on management's compensation; (7) sensitivity of the circumstances; (8) the effects of misclassifications; (9) the significance of the misstatement or disclosures in relation to known user needs; (10) the character of the misstatement; (11) the motivation of management; (12) offsetting misstatements; (13) the potential effect on future periods; and (14) the cost of making the correction. After considering all of these qualitative factors, it was concluded that the unrecorded deferred tax liabilities and expenses were not material to the financial statements.

56. TELL US WHAT COMPRISES THE BOOK/TAX DIFFERENCES IN YOUR EFFECTIVE TAX RATE RECONCILIATION DISCLOSED IN NOTE 8 TO THE ANNUAL FINANCIAL STATEMENTS. IN THIS REGARD EXPLAIN WHY THERE ARE BOOK/TAX DIFFERENCES CONSIDERING YOUR DISCLOSURE THAT NO DEFERRED TAXES ARE RECORDED.

         RESPONSE: The book/tax difference represents the difference in depreciation rates adopted in calculating depreciation for accounting purposes and for tax purposes, certain income which is not subject to tax and certain expenses which are not deductible for tax purposes.

         For accounting purposes, plant and equipment are depreciated at 20% per annum on a straight-line basis. For tax purposes, the Company can enjoy an initial allowance of 60% on the acquisition cost of the plan and equipment during the year of acquisition. Depreciable plant and equipment are then depreciated on the written down value at rates between 20% to 30% per annum on the reducing balance method. If the Company had acquired computer hardware and software, it is allowed to write off the acquisition cost in full immediately.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 19



         Furthermore, interest income derived from bank deposits and dividend income from share investment are not taxable in accordance with the Hong Kong Inland Revenue Ordinance. On the other hand, there are certain expenses which are not deductible for tax purposes. Examples of these non-deductible expenses are accounting depreciation charges, donation, etc.

         Although there are temporary differences in existence for the years ended December 31, 2002, 2003 and 2004, it was concluded that the resulting deferred taxation was not material and not significant to the Company's financial statements. Please refer to our reply to Comment 55 for the factors that management has considered in evaluating the materiality of the unrecorded deferred taxation.

         Set forth below is a presentation of how the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the Company:

        --------------------------------------------------------------------------------------------------------------
                                                   2004                        2003                      2002
        --------------------------------------------------------------------------------------------------------------
        Profit before tax                 $2,130,812                  $53,054                     $614,475
        --------------------------------------------------------------------------------------------------------------
        Tax calculated at domestic
        tax rates applicable to
        profits in the respective            372,892      17.50%        9,283         17.50%        98,316     16.00%
        countries
        --------------------------------------------------------------------------------------------------------------
        Income not subject to tax           (241,652)    (11.34%)    (166,073)      (313.03%)         (330)    (0.05%)
        --------------------------------------------------------------------------------------------------------------
        Expenses not deductible for           11,441       0.54%        5,407         10.20%         3,207      0.52%
        tax purposes
        --------------------------------------------------------------------------------------------------------------
        Tax allowances                       (15,324)                 (10,926)       (20.60%)       (5,598)    (0.91%)
        --------------------------------------------------------------------------------------------------------------
        Utilization of previous
        unrecognized tax losses                    -          -             -             -         (1,316)    (0.21%)
        --------------------------------------------------------------------------------------------------------------
        Tax losses for which no
        deferred tax asset was
        recognized                            66,872       3.14%       87,032        164.04%         4,910      0.79%
        --------------------------------------------------------------------------------------------------------------
        Others                              $(46,840)     (2.20%)     $87,208        164.03%       $(3,305)    (0.54%)
        --------------------------------------------------------------------------------------------------------------
        Tax expenses                        $147,389       6.92%     $ 11,931         22.49%      $ 95,884     15.60%
        --------------------------------------------------------------------------------------------------------------

NOTE 10. RELATED PARTY TRANSACTIONS, PAGE FF-19

57. WE NOTE THAT SALES TO ERICORPS CREATION (HK) LIMITED WERE HK$500,000, HK$825,820 AND HK$266,791 FOR FISCAL 2002, 2003 AND 2004, RESPECTIVELY. TELL US WHETHER THERE WERE ANY TRADE RECEIVABLES DUE FROM ERICORPS AT DECEMBER 31, 2002, 2003 AND 2004. IN ADDITION, TELL US HOW YOU CONSIDERED DISCLOSING RELATED PARTY TRANSACTIONS AND BALANCES ON THE FACE OF YOUR BALANCE SHEET, INCOME STATEMENT, OR STATEMENT OF CASH FLOWS PURSUANT TO RULE 4.08(K) OF REGULATION S-X. CONSIDERING THE SIGNIFICANCE OF THESE TRANSACTIONS TELL US HOW YOU CONSIDERED DISCUSSING THESE TRANSACTIONS IN MD&A AS IT RELATES TO THEIR IMPACT ON RESULTS OF OPERATIONS AND LIQUIDITY.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
January 26, 2006
Page 20



         RESPONSE: Please refer to our reply to Comment 44 for the amount of trade receivables due from Ericorps at December 31, 2003, 2003, and 2004.

         Pursuant to Rule 4.08(k) of Regulation S-X, all material related-party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or cash flow statement. Therefore related-party disclosures, like all other financial disclosure requirements, are subject to a general materiality threshold, which is set out in more detail in our reply to Comment 55 above.

         Although the sales to Ericorps represented a significant amount for the year ended December 31, 2002 and 2003, it was not that significant for the year ended December 2004. In addition, there was no preferential treatment given to Ericorps for the resulting sale transactions. All products were priced at market rates. Furthermore, Ericorps would settle the invoices within the credit period granted. The management treated Ericorps just as one of their ordinary customers, although the owners of Ericorps indirectly own, through their ownership of Golden Mass Technologies Ltd., approximately 10% of the Company's outstanding stock.

         Accordingly, management considered that a summary disclosure in the footnotes is adequate rather than the separate disclosure in the balance sheet, income statement and statement of cash flow. Due to the factors discussed in the preceding paragraph, the Company did not make reference to the transactions in MD&A.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A Company Limited